Exhibit 99.4

Extraordinary General Meeting of Boqii Holding Limited

Date: September 11, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Resolutions	For	Against	Abstained
AS AN ORDINARY RESOLUTION,			
in accordance with Article 59 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, that the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 shares of par value of US$0.001 each; comprising (a) 129,500,000 Class A ordinary shares of par value of US$0.001 each; (b) 15,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 55,500,000 shares of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with its currently effective memorandum and articles of association to US$20,000,000 divided into 20,000,000,000 shares of par value of US$0.001 each, comprising (a) 15,000,000,000 Class A ordinary shares of par value of US$0.001 each; (b) 2,000,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 3,000,000,000 shares of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with its currently effective memorandum and articles of association by the creation of: (i) additional authorized but unissued 14,870,500,000 Class A ordinary shares of par value of US$0.001 each; (ii) additional authorized but unissued 1,985,000,000 Class B ordinary shares of par value of US$0.001 each; and (iii) additional authorized but unissued 2,944,500,000 shares of par value of US$0.001 each.	☐	☐	☐
AS A SPECIAL RESOLUTION,			
in accordance with Article 61 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, that the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that Article 75 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended (the "**Amendment**") and Thirteenth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A reflecting the Amendment be adopted in substitution.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here   ______________ Please Date Above

______________________ Please Sign Here   ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Boqii Holding Limited to be held September 11, 2023 For Holders as of August 14, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. (Eastern Time) September 5, 2023.

PROXY TABULATOR FOR
BOQII HOLDING LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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Boqii Holding Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (Eastern Time) on September 5, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Boqii Holding Limited registered in the name of the undersigned on the books of the Depositary as of the close of business August 14, 2023 at the Extraordinary General Meeting of Boqii Holding Limited to be held on September 11, 2023 in Shanghai. NOTE: 1. Please resolution. direct the Depositary how it is to vote by marking an X in the appropriate box opposite the LIMITED FOR HOLDINGS